Exhibit 95

Mine Safety Disclosure
The following disclosures are provided pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 104 of Regulation S-K, which require certain disclosures by companies required to file periodic reports under the Securities Exchange Act of 1934, as amended, that operate mines regulated under the Federal Mine Safety and Health Act of 1977.
The table that follows reflects citations, orders, violations and proposed assessments issued by the Mine Safety and Health Administration (the “MSHA”) for each mine of which Baker Hughes and/or its subsidiaries is an operator. The disclosure is with respect to the full year 2012. Due to timing and other factors, the data may not agree with the mine data retrieval system maintained by the MSHA at www.MSHA.gov.

Year Ended December 31, 2012

Mine or Operating Name/MSHA Identification Number	Section 104 S&S Citations	Section 104(b) Orders	Section 104(d) Citations and Orders	Section 110(b)(2) Violations	Section 107(a) Orders	Proposed MSHA Assessments (1)	Mining Related Fatalities	Received Notice of Pattern of Violations Under Section 104(e) (yes/no)	Received Notice of Potential to Have Pattern Under Section 104(e) (yes/no)	Legal Actions Pending as of Last Day of Period	Legal Actions Initiated During Period	Legal Actions Resolved During Period
Morgan City Grinding Plant/1601357	2	0	0	0	0	$108 (2)	0	N	N	0	0	0
Argenta Mine and Mill/2601152	7 (3)	0	0	0	0	$9,969 (4)	0	N	N	0	0	0
Corpus Christi Grinding Plant/4103112	10 (5)	0	0	0	0	$517 (2)	0	N	N	0	0	0

(1)
Amounts included are the total dollar value of proposed assessments received from MSHA on or before December 31, 2012 for citations and orders occurring during the year ended December 31, 2012, regardless of whether the assessment has been challenged or appealed. Citations and orders can be contested and appealed, and as part of that process, are sometimes reduced in severity and amount, and sometimes dismissed. The number of citations, orders, and proposed assessments vary by inspector and also vary depending on the size and type of the operation.

(2)	As of December 31, 2012, the MSHA had not yet proposed assessments on some citations relating to this site.

(3)	Amount includes two Section 104 S&S citations issued to an independent contractor (who is not a subsidiary of Baker Hughes) who is working at the Argenta Mine and Mill.

(4)
Amount includes $7,742 of assessments proposed by MSHA that relate to citations and orders issued to independent contractors (who are not subsidiaries of Baker Hughes) who are working at the Argenta Mine and Mill, of which $6,235 are being contested as of December 31, 2012.

(5)	Amount includes one Section 104 S&S citation issued to an independent contractor (who is not a subsidiary of Baker Hughes) who is working at the Corpus Christi Grinding Plant.